David K. Robbins

Direct Phone:  213.680.6560

Direct Fax:      213.830.8660

david.robbins@bingham.com

August 24, 2009

VIA EDGAR, FACSIMILE AND OVERNIGHT COURIER

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Texas Industries, Inc.

Amendment No. 1 to Schedule 14A

Filed by Shamrock Activist Value Fund, L.P. et al.

Filed on August 18, 2009

File No. 1-04887

Amendment No. 8 to Schedule 13D

Filed on August 4, 2009

File No. 5-33469

Dear Ms. Kim:

This letter responds to your letter dated August 19, 2009 regarding (i) Amendment No. 1 to Schedule 14A (the “Preliminary Proxy Statement”) filed on August 18, 2009 by Shamrock Activist Value Fund, L.P. (“SAVF”) and certain of its affiliates named as filing persons therein (which we collectively refer to as the “Shamrock Activist Value Fund”) and (ii) Amendment No. 8 to Schedule 13D filed on August 4, 2009. For convenience of reference, we have included the text of the Staff’s comments in bold, italicized text below, followed by SAVF’s response.

Schedule 13D

1.    We note your response to comment three in our letter dated August 12, 2009; however, we reissue our comment. We note that you state that Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney are only investors and do not exercise or control the investment or voting activities of SHI; however, according to Amendment No. 5 to the Schedule 13D filed on July 2, 2009, each of the Disneys are directors of SHI, Roy Disney is the Chairman of SHI, SHOC and Shamrock Capital Advisors, and Abigail Disney is the Vice-Chairman of SHI and the Executive Vice President of SHOC. Further, we note that you state that none of the Disneys has any involvement in selecting the investments of SAVF, but a beneficial owner of a security includes any person who indirectly has or shares voting or investment power. Refer to Rule 13d-3(a). For example, advise us of the Disneys’

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 24, 2009

ability to control the decisions of any person with direct power, including the power to remove the person with direct power or whether the Disneys hold a controlling interest in the entity with direct power. In addition, regarding the shares held in trust for the benefit of the Disneys, please advise us as to whether the Disneys retain the power to vote, dispose, or direct the disposition of the shares held in the trust, or the power to revoke the voting or investment powers of the trustee. Please advise us of any indirect power, through any contract, arrangement, understanding, relationship, or otherwise, that the Disneys have or share: (1) to vote or direct the voting of the shares of Texas Industries or (2) to invest which includes the power to dispose, or to direct the disposition of the shares of Texas Industries.

On behalf of the Shamrock Activist Value Fund, we supplementally advise the Staff that none of the Disneys has the direct or indirect power (or shares the power) to direct the investment or voting decisions of either Shamrock Activist Value Fund, L.P. (“SAVF”) or Shamrock Activist Value Fund IV, L.P. (“SAVF IV”), the two limited partnerships that hold the investment in Texas Industries common stock, and therefore none has any direct or indirect control over investment or voting decisions with respect to the investment in Texas Industries.

As an initial matter, each of Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney (collectively referred to herein as the “Disneys”) (all of whom are independent adults and none of whom share the same residence) holds 11.3505% of the stock of Shamrock Holdings, Inc. (“SHI”). There are no voting agreements, arrangements or understandings among the Disneys as to how those shares are voted. Accordingly, none of the Disneys should be deemed to beneficially own (as that term is defined in Rule 13d-3 promulgated under the Exchange Act) any shares of SHI capital stock held by any of the other Disneys. In this respect we also note that the courts have consistently held that a “[m]ere relationship among persons, whether family, personal or business, is insufficient to create a group for purposes of Section 13(d).” See Texasgulf, Inc. v Canada Development Corp., 366 F. Supp 374, 403 (S.D. Tex. 1973).

As previously disclosed in the Preliminary Proxy Statement and the Shamrock Activist Value Fund Schedule 13D filings, Stanley P. Gold is the sole trustee of (and controls the investment and voting decisions on behalf of) four separate trusts established for the benefit of each of the respective Disneys, which collectively hold in excess of 50% of the capital stock of SHI. Mr. Gold also is the sole trustee of (and controls the investment and voting decisions on behalf of) the Patricia A. Disney Trust, which owns approximately 2.26% of the capital stock of SHI. Mr. Gold also serves as a director and the President of SHI. By virtue of his power to direct the voting of the shares held in these trusts, Mr. Gold has the power and authority to determine who serves as directors of SHI, and can remove and replace any of the directors of SHI in his discretion. None of the Disneys has a right to be elected as a director of SHI, or has the power (acting individually or collectively) to remove Mr. Gold as a director of SHI or as the trustee of

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 24, 2009

these trusts or to revoke the voting or investment powers of Mr. Gold as trustee for the trusts. Further, none of the Disneys has any power to vote, dispose or direct the disposition of the shares of SHI held in trust.

If Mr. Gold were to determine not to vote the SHI shares he controls, no action could be taken at any meeting of SHI shareholders, because to conduct business requires the presence in person or by proxy of at least a majority of the SHI stock. Similarly, no SHI shareholder action can be taken by written consent without Mr. Gold voting the SHI shares he controls, because any action by written consent must be signed by the holders of at least a majority of the SHI shares.

SHI owns 100% of the capital stock of Shamrock Holdings of California, Inc. (“SHOC”), and therefore SHI’s directors (acting on behalf of SHI, the sole stockholder of SHOC) elect the directors of SHOC. Mr. Gold is a director and the President of SHOC. As noted above, by controlling a majority of the SHI stock Mr. Gold determines who are the directors of SHI, who in turn by voting the shares of SHOC stock held by SHI determine who sits on the board of SHOC. None of the Disneys currently is a director of SHOC or has any right to be elected as a director of SHOC.

Shamrock Capital Advisors, Inc. (“SCA”) is a wholly-owned subsidiary of SHOC that provides management and consulting services, principally to SHOC and investment partnerships organized by SHOC or SCA, including businesses in which such partnerships invest. SCA is the investment manager of SAVF I and SAVF IV. Again, none of the Disneys currently is or has a right to be a director of SCA or otherwise exercises direct or indirect control over the investing advice or services provided by SCA to SAVF or SAVF IV.

Accordingly, the Shamrock Activist Value Fund believes that none of the Disneys, whether as a director of SHI or otherwise, directly or indirectly controls or has any rights which would confer control over any of the entities listed above. We also supplementally advise the Staff that none of the Disneys is expected to have any direct or indirect involvement in soliciting proxies (or funding the solicitation of proxies) for the Texas Industries 2009 Annual Meeting of Shareholders.

Because (i) the Disneys do not have any direct or indirect control over the voting or investment decisions of SAVF or SAVF IV, (ii) the Disneys have no right to serve in any capacity at any of the entities which directly or indirectly exercise voting or investment power on behalf of SAVF or SAVF IV, (iii) there are no contracts, arrangements or understandings to which the Disneys are parties under which they either have or share the power to vote or direct the voting of shares of Texas Industries common stock, or have any power to direct the investment in or to dispose or direct the disposition of the shares of Texas Industries common stock, (iv) the Disneys have no power to

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 24, 2009

remove or replace Mr. Gold as trustee of the trusts described above or to revoke or limit his right to exercise voting and investment power as the trustee of the trusts, and (v) the Disneys have no power or ability to vote, dispose or direct the disposition of the SHI shares held in the trusts for which Mr. Gold is the trustee, the Shamrock Activist Value Fund believes none of the Disneys directly or indirectly control (a) SHI, or (b) control the voting or disposition of the shares of Texas Industries common stock held by SAVF and SAVF IV. As a result of the foregoing, the Shamrock Activist Value Fund believes none of the Disneys meets the requirements or satisfies the characteristics of a “participant” in SAVF’s proposed solicitation of proxies, and therefore they are not named as such in SAVF’s proxy materials.

2.    We note that you have disclosed the agreement with Mr. Michael Rubey under Item 6 of Amendment No. 4 to Schedule 13D. Please also file the agreement with Mr. Michael Rubey as an exhibit to the Schedule 13D. Please also file the agreement with Mr. Michael Rubey as an exhibit to the Schedule 13D. Refer to Item 7 of Schedule 13D.

On behalf of the Shamrock Activist Value Fund, we supplementally advise the Staff that there is no written agreement with Mr. Rubey, and therefore no such exhibit has been filed with the Schedule 13D.

Schedule 14A

Proposal 3—Board Declassification Resolution, page 13

3.    We note your response to comment 11 in our letter dated August 12, 2009 and that your proposals are non-binding. Please revise to clarify that you are uncertain about the effect of declassification, if adopted by the board, on the unexpired terms of directors elected to the board at or prior to any upcoming meeting or whether it will disqualify previously elected directors from completing their terms.

The disclosure in the Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see page 13 of the revised Preliminary Proxy Statement filed concurrently herewith.

Proposal 4—Majority Voting Resolution, page 14

4.    We note your response to comment 12 in our letter dated August 12, 2009. Please revise to clarify that you are uncertain about how vacancies by resignation will be filled if majority voting is adopted by the board.

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 24, 2009

The disclosure in the Preliminary Proxy Statement has been revised in response to the Staff’s comment. Please see page 14 of the revised Preliminary Proxy Statement filed concurrently herewith.

Certain Information Concerning the Participants, page 21

5.    We note your response to comment 15 in our letter dated August 12, 2009. Please revise your document to describe how the payment to Mr. Rubey will be calculated and quantify the amount based on recent stock prices. Please also disclose any minimum or maximum amounts payable and the term of the agreement. Refer to Item 5(b)(1)(viii) of Schedule 14A.

The disclosure regarding any fee payable to Mr. Rubey in connection with SAVF’s and SAVF IV’s investments in Texas Industries common stock has been revised to state there is no minimum or maximum amount payable to Mr. Rubey under this arrangement, and that the obligation to pay Mr. Rubey this fee extends until SAVF and Shamrock Activist Value Fund IV, L.P. dispose of their respective investments in Texas Industries stock. On behalf of the Shamrock Activist Value Fund, we are supplementally providing you an illustrative calculation of how Mr. Rubey’s fee would be calculated, based on recent stock prices and certain assumptions reflected in the illustrative calculation. As we have discussed, the amount to which Mr. Rubey would be entitled, if any, is driven by many variables, including the price at which SAVF and SAVF IV sells the Texas Industries stock, the performance of the investment benchmark against which performance is measured, and the amounts of fees and expenses associated with the investment.

Please direct any questions regarding these responses to me at (213) 680-6560. You may also contact me via facsimile at (213) 830-8660 or via email at david.robbins@bingham.com.

Sincerely yours,

/s/ David K. Robbins

David K. Robbins